

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2011

<u>Via Email</u>
Dr. Steven Victor
Chief Executive Officer
Intellicell Biosciences, Inc.
30 East 76th Street, 6th Floor
New York, New York 10021

> **Re: Intellicell Biosciences, Inc.**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Filed July 26, 2011**
> **File No. 333-49388**

Dear Dr. Victor:

Our preliminary review of your filing indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the filing because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

<u>Exhibit 99.2 – Consolidated Financial Statements</u>

1. Please promptly amend Amendment No. 2 to your current report on Form 8-K to provide a revised audit report that appropriately refers to PCAOB standards rather than auditing standards generally accepted in the United States of America.

If you have any questions regarding this comment, please direct them to Sherry Haywood, Staff Attorney, at (202) 551-3345 or in her absence, Dietrich King, Senior Attorney, at (202) 551-3338 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355.

>   Sincerely,
>
>   /s/ Dietrich King
>
>   Pamela Long
>   Assistant Director

Cc: <u>Via Email</u>
       Stephen Cohen, Esq.
       Sichenzia Ross Friedman Ference LLP